FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company
SIERRA WIRELESS, INC. ("Sierra Wireless" or the "Company")
13811 Wireless Way
Richmond, B.C.
V6V 3A4

Item 2. Date of Material Change
May 13, 2021
Item 3. News Release
A press release announcing the change referred to in this report was issued on May 13, 2021. The press release was disseminated via Business Wire and subsequently filed on the Company's SEDAR profile.
Item 4. Summary of Material Change
On May 13, 2021, Sierra Wireless reports first quarter 2021 results.
Item 5. Full Description of Material Change
Sierra Wireless Reports First Quarter 2021 Results
Connectivity, software and services revenue increased by 26% year over year in Q1’21
All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.
Revenue increased by 4.9% to $108.1 million in the first quarter of 2021 as compared to $103.0 million in the first quarter of 2020.
Quarterly revenue for our two business segments was as follows:
(i) Revenue from IoT Solutions increased by 9.1% to $74.6 million as compared to $68.4 million in the first quarter of 2020. The increase was primarily due to growth in IoT connectivity, partially offset by the impact of the ransomware incident and industry-wide supply constraints.
(ii) Revenue from Enterprise Solutions decreased by 3.3% to $33.5 million as compared to $34.6 million in the first quarter of 2020. The decrease was primarily due to the impact of the ransomware incident and industry-wide supply constraints.

Product revenue was $74.4 million in the first quarter of 2021, representing 68.8% of consolidated revenue and Connectivity, Software, and Services revenue was $33.7 million, representing 31.2% of consolidated revenue. During the quarter, orders for products were strong; however, they were impacted by both the ransomware incident and industry-wide supply constraints. On a year over year basis, Connectivity, Software, and Services revenue increased 26.1%.
In accordance with U.S. GAAP, the results of operations of the Automotive Business are reported as discontinued operations in our consolidation statements of operations and comprehensive loss for the three months ended March 31, 2021 and 2020.
Non-U.S. GAAP financial measures referred to in this news release are labeled as a "non-GAAP measure" or are designated as such with an asterisk (*). Please see "Non-GAAP Financial Measures" for explanations of why the Company uses these non-GAAP measures and "Reconciliation of GAAP and Non-GAAP Results by Quarter" for reconciliation to the most comparable U.S. GAAP financial measures.
First Quarter 2021 Financial Highlights
•Gross margin was 34.9% in the first quarter of 2021 as compared to 33.9% in the first quarter of 2020. The increase was driven by changes in product and customer mix in our new IoT Solutions segment and Enterprise Solutions segment.
•IoT Solutions gross margin was 29.6% in the first quarter of 2021 as compared to 26.6% in the first quarter of 2020 primarily due to increased higher-margin IoT connectivity revenue.
•Enterprise Solutions gross margin was 46.7% in the first quarter of 2021 as compared to 48.3% in the first quarter of 2020 primarily due to increased material costs as a result of industry-wide supply constraints.
•Operating expenses were $60.8 million in the first quarter of 2021 as compared to $62.7 million in the first quarter of 2020.
•Net loss from continuing operations was $28.5 million in the first quarter of 2021 as compared to $27.2 million in the first quarter of 2020 due to the absence of a one-time income tax recovery and higher foreign exchange losses, partially offset by higher revenue and gross margin, and lower operating expenses.
•Adjusted net loss from continuing operations* was $9.6 million, or loss of $0.26 per share, in the first quarter of 2021 and $19.2 million, or loss of $0.53 per share, in the first quarter of 2020.
•Adjusted EBITDA* was a loss of $4.4 million in the first quarter of 2021 as compared to a loss of $16.2 million in the first quarter of 2020.

Introduction of Key Performance Metric
In the first quarter of 2021, we introduced a key performance metric to measure our performance and growth in our recurring revenue, both to help investors better understand and assess the performance of our business and also because our mix of revenue generated from recurring sources has increased in recent years. Monthly Recurring Revenue ("MRR") is defined as the monthly subscription revenue, including usage fees from current subscribers.

Monthly Recurring Revenue
+27% CAGR
Month	MRR (in Millions)
Mar 2021	$11.5
Dec 2020	$10.5
Sep 2020	$9.5
Jun 2020	$9.1
Mar 2020	$8.8
Dec 2019	$8.0
Sep 2019	$8.1
Jun 2019	$7.9
Mar 2019	$7.1
(1) CAGR is the compounded annual growth rate over the time period specified
(2) MRR does not have any standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. MRR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. MRR is not a forecast.
Ransomware Incident
On March 20, 2021, Sierra Wireless was the subject of a ransomware incident affecting our internal IT systems and corporate website. As a result of the incident, we temporarily halted production at our manufacturing sites. We immediately engaged a leading team of external legal counsel and forensic investigators to support us with our investigation, and identify, isolate and address the incident.
We have since enhanced our security and monitoring tools with an added layer of protection that is intended to detect and identify malicious activity and assist us in cleaning any potentially compromised systems. While initially suspended, our factory production resumed less than a week after the incident was discovered. Our internal teams continue to work with our external advisors to review and evaluate additional security measures that could be implemented to further protect our systems. Ensuring the safety and security of our systems remains one of our top priorities.
Cash Position
Cash and cash equivalents and restricted cash at the end of the first quarter of 2021 were $112.2 million compared to $171.4 million at the end of the fourth quarter of 2020. The decrease in cash was due to the following primary factors: (i) higher working capital requirements given the current global shortage in components; (ii) restructuring to improve our operating efficiency; (iii) direct costs and the indirect impact of the ransomware incident, including the unwinding of the accounts receivable factoring program; and (iv) capital expenditures. The largest impact to our cash was related to the $41M change in working capital driven by the temporary unwinding of our accounts receivable factoring program and increased investment to combat the industry-wide supply constraints.

Change in Reportable Segments
During the first quarter of 2021, we revised our reportable segments to better reflect the way the Company manages its business and reorganized our reportable segments to align our various businesses for future growth and to streamline operations. We now classify our operations into the following two reportable segments: (i) IoT Solutions (New) and (ii) Enterprise Solutions. We have retroactively restated prior period information to align with this new segmentation.
Our new IoT Solutions segment includes our cellular wireless IoT module solutions, IoT connectivity services, embedded broadband solutions, and Octave edge-to-cloud solution.
Our Enterprise Solutions include our range of Sierra Wireless AirLink® routers, IoT gateways, IoT applications and advanced network management, managed connectivity services, and mobility applications. These secure 4G LTE and 5G New Radio (“NR”) networking solutions support mission critical applications in key industries such as retail, financial services, field service, smart grid/ smart metering, oil and gas, transportation, and public safety. We have a broad range of cellular gateways and routers complemented by our cloud-based services and software for secure management.
Financial Guidance
The impact of the COVID-19 pandemic on our global business continues to remain uncertain. While we continue to evaluate the effects on our business, the overall severity and duration of adverse impacts related to COVID-19 on our business, financial condition, cash flows and operating results for 2021 and beyond cannot be reasonably estimated at this time. Due to continued strong demand and the investment in working capital to combat the industry wide tightness in supply, we expect our revenue for the second quarter of 2021 to be in the range of $118 million to $122 million. Demand remains strong in the second quarter of 2021, and we have secured hardware orders and recurring revenue that is approximately 20% above the mid-point of our Q2’21 revenue guidance. However, we continue to face a tight global supply chain environment that is constraining our ability to source all the necessary components and fully deliver to this level of demand.
This guidance and other non-GAAP guidance constitutes "forward-looking statements" within the meaning of applicable securities laws and reflects current business indicators and expectations. These statements are based on management's current beliefs and assumptions, which could prove to be significantly incorrect. Forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown risks and uncertainties that could cause actual events or results to differ significantly from those expressed or implied by our forward-looking statements, including those described in our regulatory filings. See "Cautionary Note Regarding Forward-Looking Statements" below.
Non-GAAP Financial Measures
Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance. The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.
Our non-GAAP financial measures included in this material change report are adjusted net earnings (loss) from continuing operations*, adjusted basic and diluted net earnings (loss) per share from continuing operations*and adjusted EBITDA* (earnings before interest, taxes, depreciation and amortization).

Adjusted net earnings (loss) from continuing operations* excludes the impact of stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, acquisition-related and integration costs, government grants related to COVID-19 relief, CEO retirement/search, impairment, certain other non-recurring costs or recoveries, acquisition-related amortization, the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts, and certain tax adjustments.
Adjusted EBITDA* from continuing operations is defined as net earnings (loss) from continuing operations plus stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, acquisition-related and integration costs, government grants related to COVID-19 relief, CEO retirement/search, impairment, certain other non-recurring costs or recoveries, amortization, interest and other income (expense), foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, and income tax expense (recovery). Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.
We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance.
We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Cautionary Note Regarding Forward-Looking Statements
This material change report contains certain statements and information that are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”) and may include statements and information relating to the impact of the ransomware incident on our business operations; our work to review and evaluate additional security measures and the ability that they will have to protect our IT systems; our financial guidance for our second quarter of 2021; the impact of COVID-19 on customer demand, our supply chain, manufacturing capacity, our ability to meet customer demand and our financial results; expectations regarding post-COVID-19 recovery; our business outlook for the short and long term; statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; general economic conditions; estimates of our expenses, future revenues, financial results and capital requirements; non-GAAP earnings per share and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of IoT solutions; expectations regarding trends and growth in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; and our ability to implement effective control procedures. In particular, this material change report describes our revenue targets, which are forward-looking statements and are subject to the assumptions, risks and uncertainties described below. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.
Forward-looking statements:
• Typically include words and phrases about the future such as "outlook", "will", "may", “expects”, “is expected”,
“anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof.
• Are not promises or guarantees of future performance. They represent our current views and may change significantly.
• Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:
•the scope and duration of the COVID-19 pandemic and its impact on our business;
•our ability to return to normal operations after the COVID-19 pandemic has subsided;
•expected component supply constraints and manufacturing capacity;
•customer demand and our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
•our ability to effect and to realize the anticipated benefits of our business transformation initiatives, and the timing thereof;
•our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;
•expected macro-economic business conditions;
•expected cost of sales;
•our ability to win new business;
•our ability to integrate acquired businesses and realize expected benefits;
•our ability to renew or obtain credit facilities when required;
•expected deployment of next generation networks by wireless network operators;
•our operations not being adversely disrupted by further ransomware or cyber security attacks;
•our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and
•expected tax and foreign exchange rates.

•Are based on our management's current expectations and we caution investors that forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada:
•prolonged negative impact from COVID-19;
•our access to capital, if required;
•competition from new or established competitors or from those with greater resources;
•our reliance on single source suppliers for certain components used in our products;
•our dependence on a limited number of third party manufacturers;
•cyber-attacks or other breaches of our information technology security;
•natural catastrophes or public health epidemics that could impact customer demand, result in production disruption and impact our ability to meet customer demand or capacity to continue critical operations;
•the loss of, or significant demand fluctuations from, any of our significant customers;
•our financial results being subject to fluctuations;
•our business transformation initiatives may result in disruptions to our business and may not achieve the anticipated benefits;
•our ability to respond to changing technology, industry standards and customer requirements;
•failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;
•deterioration in macro-economic conditions could adversely affect our operating results and financial conditions;
•our ability to hire and transition in a timely manner experienced and qualified additional executive officers and key employees as needed to achieve our business objectives, including a replacement for our departing Chief Executive Officer;
•risks related to the transmission, use and disclosure of user data and personal information;
•disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;
•risks that our investments and partnerships may fail to realize the expected benefits;
•risks related to infringement on intellectual property rights of others;
•our ability to obtain necessary rights to use software or components supplied by third parties;
•our ability to enforce our intellectual property rights;
•unanticipated costs associated with litigation or settlements;
•our dependence on mobile network operators to promote and offer acceptable wireless data services;
•risks related to contractual disputes with counterparties;
•risks related to governmental regulation;
•risks inherent in foreign jurisdictions; and
•risks related to tariffs or other trade restrictions.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is a solution to help a business securely connect edge devices to the cloud, or a software/API solution to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to create the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,050 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.
“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended March 31,
	2021	2020
Revenue
IoT Solutions	$74,578	$68,382
Enterprise Solutions	33,484	34,639
	108,062	103,021
Cost of sales
IoT Solutions	52,492	50,197
Enterprise Solutions	17,843	17,899
	70,335	68,096
Gross margin	37,727	34,925
Expenses
Sales and marketing	19,821	23,554
Research and development	17,484	21,387
Administration	16,099	11,790
Restructuring	2,574	606
Acquisition-related and integration	209	—
Amortization	4,624	5,391
	60,811	62,728
Loss from operations	(23,084)	(27,803)
Foreign exchange loss	(4,259)	(2,934)
Other expense	(643)	(192)
Loss before income taxes	(27,986)	(30,929)
Income tax expense (recovery)	552	(3,719)
Net loss from continuing operations	$(28,538)	$(27,210)
Net earnings (loss) from discontinued operations	(1,322)	4,547
Net loss	$(29,860)	$(22,663)
Other comprehensive loss:
Foreign currency translation adjustments, net of taxes of $nil	(2,900)	(4,866)
Comprehensive loss	$(32,760)	$(27,529)

Basic and diluted net earnings (loss) per share (in dollars)
Continuing operations	$(0.78)	$(0.75)
Discontinued operations	(0.04)	0.13
	$(0.81)	$(0.62)
Weighted average number of shares outstanding (in thousands)
Basic	36,736	36,277
Diluted	36,736	36,277

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	March 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$110,052	$160,560
Restricted cash	2,182	10,864
Accounts receivable	78,127	68,575
Inventories	34,182	32,815
Prepaids and other	28,851	11,933
	253,394	284,747
Property and equipment, net	32,474	31,412
Operating lease right-of-use assets	17,994	20,068
Intangible assets, net	73,080	78,081
Goodwill	170,796	175,545
Deferred income taxes	1,102	1,135
Other assets	9,515	10,383
	$558,355	$601,371
Liabilities
Current liabilities
Accounts payable and accrued liabilities	146,757	162,138
Deferred revenue	10,143	9,862
	156,900	172,000
Long-term obligations	43,741	45,646
Operating lease liabilities	17,684	17,054
Deferred income taxes	9,939	10,258
	228,264	244,958
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 36,891,285 shares (December 31, 2020 - 36,619,439 shares)	447,015	441,999
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 114,846 shares (December 31, 2020 – 46,505 shares)	(2,055)	(542)
Additional paid-in capital	53,381	49,489
Retained deficit	(159,770)	(128,953)
Accumulated other comprehensive loss	(8,480)	(5,580)
	330,091	356,413
	$558,355	$601,371

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended March 31,
	2021	2020
Cash flows provided by (used in):
Operating activities
Net loss	$(29,860)	$(22,663)
Items not requiring (providing) cash
Amortization	7,308	8,485
Stock-based compensation	8,515	3,182
Deferred income taxes	—	7
Unrealized foreign exchange (gain) loss	5,028	5,133
Other	20	(148)
Changes in non-cash working capital
Accounts receivable	(10,744)	7,558
Inventories	(1,532)	(8,674)
Prepaids and other	(16,234)	(801)
Accounts payable and accrued liabilities	(13,046)	2,777
Deferred revenue	161	(1,298)
Cash flows used in operating activities	(50,384)	(6,442)
Investing activities
Additions to property and equipment	(4,709)	(3,999)
Additions to intangible assets	(420)	(728)
Proceeds from sale of property and equipment	14	20
Acquisition of M2M Group, net of cash acquired	—	(18,219)
Cash flows used in investing activities	(5,115)	(22,926)
Financing activities
Issuance of common shares, net of issuance cost	2,802	—
Purchase of treasury shares for RSU distribution	(3,933)	(26)
Taxes paid related to net settlement of equity awards	(946)	(576)
Decrease in other long-term obligations	(36)	(104)
Proceeds from short-term borrowings	—	25,000
Cash flows provided by (used in) financing activities	(2,113)	24,294
Effect of foreign exchange rate changes on cash and cash equivalents	(1,578)	(1,241)
Cash, cash equivalents and restricted cash, decrease in the period	(59,190)	(6,315)
Cash, cash equivalents and restricted cash, beginning of period	171,424	79,083
Cash, cash equivalents and restricted cash, end of period	$112,234	$72,768

SIERRA WIRELESS, INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

(in thousands of U.S. dollars, except where otherwise stated)	2021	2020				2019
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Net loss from continuing operations - GAAP	$(28,538)	$(11,167)	$(14,483)	$(17,291)	$(27,210)	$(15,316)	$(19,761)	$(28,961)
Stock-based compensation and related social taxes	7,928	6,461	5,085	3,256	3,200	1,773	3,763	3,979
Phantom RSU expense	206	691	261	141	74	35	55	76
Restructuring	2,574	4,800	3,089	245	606	2,251	4,588	18,083
Acquisition-related and integration	209	115	140	185	—	274	291	314
COVID-19 government relief	(2,049)	(954)	(6,298)	—	—	—	—	—
CEO retirement/search	1,655	—	—	—	—	—	—	—
Impairment	—	—	—	—	—	877	—	—
Other non-recurring costs	832	330	299	152	87	795	279	662
Amortization	7,308	7,054	8,030	7,823	7,726	7,849	7,378	7,355
Interest and other (income) expense, net	110	564	988	283	192	111	122	105
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	4,816	(2,804)	(3,572)	(3,955)	2,836	(1,580)	2,953	(1,034)
Income tax expense (recovery)	552	(7,984)	(633)	427	(3,719)	(262)	3,864	5,160
Adjusted EBITDA*	$(4,397)	$(2,894)	$(7,094)	$(8,734)	$(16,208)	$(3,193)	$3,532	$5,739

Net loss from continuing operations - GAAP	$(28,538)	$(11,167)	$(14,483)	$(17,291)	$(27,210)	$(15,316)	$(19,761)	$(28,961)
Stock-based compensation and related social taxes	7,928	6,461	5,085	3,256	3,200	1,773	3,763	3,979
Phantom RSU expense	206	691	261	141	74	35	55	76
Restructuring	2,574	4,800	3,089	245	606	2,251	4,588	18,083
Acquisition-related and integration	209	115	140	185	—	274	291	314
COVID-19 government relief	(2,049)	(954)	(6,298)	—	—	—	—	—
CEO retirement/search	1,655	—	—	—	—	—	—	—
Impairment	—	—	—	—	—	877	—	—
Other non-recurring costs	832	330	299	152	87	795	279	662
Acquisition-related amortization	3,135	3,306	3,555	3,886	3,889	3,593	3,610	3,624
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	4,816	(2,804)	(3,572)	(3,955)	2,836	(1,580)	2,953	(1,034)
Income tax expense (recovery) adjustment	(393)	(7,784)	200	358	(2,696)	415	3,933	4,805
Adjusted earnings (loss) from continuing operations*	$(9,625)	$(7,006)	$(11,724)	$(13,023)	$(19,214)	$(6,883)	$(289)	$1,548

Weighted average number of shares (in thousands) - basic and diluted	36,736	36,534	36,417	36,341	36,277	36,222	36,179	36,156

Basic and diluted adjusted net earnings (loss) per share from continuing operations (in dollars)*	$(0.26)	$(0.19)	$(0.32)	$(0.36)	$(0.53)	$(0.19)	$(0.01)	$0.04

SIERRA WIRELESS, INC.
SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise indicated)	2021	2020(1)
	Q1	Total	Q4	Q3	Q2	Q1

IoT Solutions (New)
Revenue	$74,578	$306,917	$81,561	$79,345	$77,629	$68,382
Gross margin	$22,086	$87,146	$23,343	$22,588	$23,030	$18,185
Gross margin %	29.6%	28.4%	28.6%	28.5%	29.7%	26.6%
Enterprise Solutions
Revenue	$33,484	$141,671	$38,917	$34,026	$34,089	$34,639
Gross margin	$15,641	$71,605	$20,023	$16,864	$17,978	$16,740
Gross margin %	46.7%	50.5%	51.5%	49.6%	52.7%	48.3%
Total
Revenue	$108,062	$448,588	$120,478	$113,371	$111,718	$103,021
Gross margin	$37,727	$158,751	$43,366	$39,452	$41,008	$34,925
Gross margin %	34.9%	35.4%	36.0%	34.8%	36.7%	33.9%
Revenue by Type:
Product	$74,389	$332,544	$87,856	$83,560	$84,820	$76,308
Connectivity, software, and services(1)	$33,673	$116,044	$32,622	$29,811	$26,898	$26,713

(1) Previously called 'Recurring and other services'

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable
Item 7. Omitted Information
Not applicable
Item 8. Executive Officer
For further information, please contact
Samuel Cochrane, Chief Financial Officer at Sierra Wireless, Inc., 13811 Wireless Way, Richmond, B.C., V6V 3A4, Telephone: (604) 231-1100.
Item 9. Date of Report
This material change report is dated as of May 18, 2021.